UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*


                         Orion Power Holdings, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)

                 Common Stock (Par Value $ 0.01 Per Share)
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 686286105
---------------------------------------------------------------------------
                               (CUSIP Number)

         Paul M. Reinstein, Esq.                David J. Greenwald, Esq.
Fried, Frank, Harris, Shriver & Jacobson          Goldman, Sachs & Co.
           One New York Plaza                       85 Broad Street
           New York, NY 10004                      New York, NY 10004
             (212) 859-8000                          (212) 902-1000

---------------------------------------------------------------------------
         (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                              November 30, 2000
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page will not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    THE GOLDMAN SACHS GROUP, INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       40,851,000

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    40,851,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,851,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.1%

14  TYPE OF REPORTING PERSON

    HC-CO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF-WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       40,851,000

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    40,851,000

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,851,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    41.1%

14  TYPE OF REPORTING PERSON

    BD-PN-IA

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       17,950,839

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    17,950,839

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,950,839

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.7%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       17,950,839

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    17,950,839

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    17,950,839

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.7%

14  TYPE OF REPORTING PERSON

    OO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS II OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,136,196

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    7,136,196

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,136,196

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.6%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       7,136,196

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    7,136,196

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,136,196

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.6%

14  TYPE OF REPORTING PERSON

    OO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS II (GERMANY) CIVIL LAW PARTNERSHIP
    (WITH LIMITATION OF LIABILITY)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       662,112

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    662,112

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    662,112

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.7%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP
    (WITH LIMITATION OF LIABILITY)

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       472,839

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    472,839

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    472,839

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO. oHG

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    GERMANY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,134,951

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,134,951

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,134,951

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.2%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 1998, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       925,335

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    925,335

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    925,335

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRIDGE STREET FUND 1998, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       279,267

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    279,267

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    279,267

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.3%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET 1998, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       1,204,602

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    1,204,602

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,204,602

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.3%

14  TYPE OF REPORTING PERSON

    OO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       10,242,359

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    10,242,359

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,242,359

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.8%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS CAPITAL PARTNERS III OFFSHORE, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    CAYMAN ISLANDS

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,815,747

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,815,747

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,815,747

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GS ADVISORS III, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       13,058,106

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    13,058,106

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    13,058,106

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.8%

14  TYPE OF REPORTING PERSON

    OO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       219,423.2

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    219,423.2

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    219,423.2

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    STONE STREET 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       219,423.2

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    219,423.2

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    219,423.2

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    OO

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRIDGE STREET SPECIAL OPPORTUNITIES FUND 2000, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       146,282.8

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    146,282.8

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    146,282.8

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    PN

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BRIDGE STREET SPECIAL OPPORTUNITIES 2000, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       146,282.8

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    146,282.8

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    146,282.8

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.2%

14  TYPE OF REPORTING PERSON

    OO

ITEM 1.   Security and Issuer.
          --------------------

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Orion Power Holdings, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are at 7 East Redwood Street, 10th Floor, Baltimore, Maryland 21202.


ITEM 2.   Identity and Background.
          ------------------------

          This statement is being filed by GS Capital Partners II, L.P. ("GSCP II"), GS Capital Partners II Offshore, L.P. ("GSCP II Offshore"), GS Capital Partners II (Germany) Civil Law Partnership ("GSCP II Germany"), Stone Street Fund 1998, L.P. ("Stone 1998"), Bridge Street Fund 1998, L.P. ("Bridge 1998"), GS Capital Partners III, L.P. ("GSCP III"), GS Capital Partners III Offshore, L.P. ("GSCP III Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GSCP III Germany"), Stone Street Fund 2000, L.P. ("Stone 2000"), Bridge Special Opportunities Fund 2000, L.P. ("Bridge 2000"; and together with GSCP II, GSCP II Offshore, GSCP II Germany, and Stone 1998, Bridge 1998, GSCP III, GSCP III Offshore, GSCP III Germany, Stone 2000, the "Limited Partnerships"), GS Advisors, L.L.C. ("GS Advisors"), GS Advisors II, L.L.C. ("GS Advisors II"), GS Advisors III, L.L.C. ("GS Advisors III"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 1998, L.L.C. ("Stone 1998 L.L.C."), Stone Street 2000, L.L.C. ("Stone 2000 L.L.C."), Bridge Street Special Opportunities 2000, L.L.C.
("Bridge 2000 L.L.C.), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group"; and together with the Limited Partnerships, GS Advisors, GS Advisors II, GS Advisors III, GS oHG, Stone 1998 L.L.C., Stone 2000 L.L.C., Bridge 2000 L.L.C. and Goldman Sachs, collectively, the "Filing Persons"). [FN1]

          Each of GSCP II, a Delaware limited partnership, GSCP II Offshore, a Cayman Islands exempted limited partnership, and GSCP II Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company is the sole general partner to GSCP II. GS Advisors II, a Delaware limited liability company , is the sole general partner to GSCP II Offshore. GS oHG is the sole managing partner to GSCP II Germany. Stone 1998 and Bridge 1998, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Stone 1998 L.L.C. is the sole general partner of each of Stone 1998 and the sole managing general partner of Bridge 1998. Each of GSCP III, a Delaware limited partnership, GSCP III Offshore, a Cayman Islands exempted limited partnership, and GSCP III Germany, a German civil law partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors III, a Delaware limited liability company, is the sole general partner of each of GSCP III and GSCP III Offshore. GS oHG is the sole general partner of GSCP III Germany. Stone 2000 and Bridge 2000, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. Stone 2000 L.L.C. is the sole general partner of Stone 2000. Bridge 2000 L.L.C. is the sole general partner of Bridge 2000. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly-owned direct and indirect subsidiary of GS Group. Goldman Sachs also serves as an investment manager for GSCP II, GSCP II Offshore, GSCP Germany, GSCP III, GSCP III Offshore and GSCP III Germany and is the manager of each of GS Advisors, GS Advisors II, GS Advisors III, GS oHG, Stone 1998 L.L.C., Stone 2000 L.L.C. and Bridge 2000 L.L.C. GS
Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person (other than GSCP II Offshore, GSCP III Offshore, GSCP II Germany, GSCP III Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for each of GSCP II Offshore and GSCP III Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GSCP II Germany, GSCP III Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

--------
FN1 Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


          The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in
Schedule  I hereto  and are  incorporated  herein by  reference.  The name,
business   address,   present   principal   occupation  or  employment  and
citizenship of each executive officer of GS Advisors, GS Advisors II and GS Advisors III are set forth in Schedule II-A-i hereto and are incorporated
herein  by  reference.   The  name,  business  address,  present  principal
occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors, GS Advisors II and GS Advisors III on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone 1998 L.L.C. and Stone 2000 L.L.C. are set forth in Schedule II-B-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for each of Stone 1998 L.L.C. and Stone 2000 L.L.C. on behalf of Goldman Sachs, are set forth in Schedule II-B-ii hereto and are incorporated herein by reference. The name, business address,
present  principal   occupation  or  employment  and  citizenship  of  each
executive officer of Bridge 2000 L.L.C. are set forth on Schedule II-C-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Bridge Street Special Opportunities Investment Committee of
Goldman  Sachs,   which  is  responsible  for  making  all  investment  and
management decisions for Bridge 2000 L.L.C. on behalf of Goldman Sachs are set forth on Schedule II-C-ii hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH, which is the sole managing general partner of GS oHG, are set forth in the Schedule II-D hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii or II-D hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          The Filing Persons have entered into a Joint Filing Agreement, dated as of December 11, 2000, a copy of which is attached hereto as
Exhibit 99.1.


ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          All references in this Item 3 to the number of shares of Common Stock and the exercise price of the warrants have been adjusted to give effect to the Company Stock Split referred to below.

          Pursuant to the Stockholders' Agreement, dated March 10, 1998, as amended on January 1, 1999, as amended and restated on June 15, 1999, November 5, 1999, and April 16, 2000 (the "Stockholders' Agreement"), among the Company, GSCP II, GSCP III, GSCP II Offshore, GSCP III Offshore, Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GSCP II Germany and as nominee for GSCP III Germany, Stone 1998, Bridge 1998, Stone 2000 and Bridge 2000, Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation, and Tokyo Electric Power Company International B.V., (i) GSCP II purchased 14,984,097 shares of Common Stock, and received warrants to purchase 2,966,742 shares of Common Stock for a total consideration of $149,885,743, which funds have been obtained from the working capital of GSCP II, (ii) GSCP III purchased 5,653,409 shares of Common Stock, and received warrants to purchase 1,109,886 shares of Common Stock for a total consideration of $56,534,084, which funds have been obtained from the working capital of GSCP III, (iii) GSCP II Offshore purchased 5,956,795 shares of Common Stock, and received warrants to purchase 1,179,401 shares of Common Stock for a total consideration of $59,585,743, which funds have been obtained from the working capital of GSCP II Offshore, (iv) GSCP III Offshore, purchased 1,554,190 shares of Common Stock, and received warrants to purchase 305,120 shares of Common Stock for a total consideration of $15,541,909, which funds have been obtained from the working capital of GSCP III Offshore, (v) Goldman, Sachs & Co. Verwaltungs GmbH purchased 552,685 shares of Common Stock, and received warrants to purchase 109,427 shares of Common Stock for a total consideration of $5,528,512, which funds have been obtained from the working capital of GSCP II Germany, (vi) Goldman, Sachs & Co. Verwaltungs GmbH purchased 260,990 shares of Common Stock, and received warrants to purchase 51,237 shares of Common Stock for a total consideration of $2,609,898, which funds have been obtained from the working capital of GSCP III Germany, (vii) Stone 1998 purchased 773,101 shares of Common Stock, and received warrants to purchase 152,234 shares of Common Stock for a total consideration of $7,681,660, which funds have been obtained from the working capital of Stone 1998, (viii) Bridge 1998 purchased 233,322 shares of Common Stock, and received warrants to purchase 45,945 shares of Common Stock for a total consideration of $2,318,340, which funds have been obtained from the working capital of Bridge 1998, (ix) Stone 2000 purchased 18,846 shares of Common Stock, and received warrants to purchase 2,732 shares of Common Stock for a total consideration of $188,464, which funds have been obtained from the working capital of Stone 2000, and (x) Bridge 2000 purchased 12,564 shares of Common Stock, and received warrants to purchase 1,820 shares of Common Stock for a total consideration of $125,643, which funds have been obtained from the working capital of Bridge 2000. As a result of the foregoing, the Limited Partnerships purchased, in the aggregate, 30,000,000 shares of Common Stock, and received in the aggregate, warrants to purchase 5,924,544 shares of Common Stock for a total consideration of $300,000,000. A copy of the Stockholders' Agreement is attached as Exhibit 99.2 hereto and incorporated by reference herein.

          In addition, in April 2000, (i) GSCP III purchased 3,142,974 shares of Common Stock, and received warrants to purchase 336,092 shares of Common Stock for a total consideration of $48,716,093, which funds have been obtained from the working capital of GSCP III, (ii) GSCP III Offshore purchased 864,042 shares of Common Stock, and received warrants to purchase 92,395 shares of Common Stock for a total consideration of $13,392,648, which funds have been obtained from the working capital of GSCP III Offshore, (iii) Goldman, Sachs & Co. Verwaltungs GmbH purchased 145,096 shares of Common Stock, and received warrants to purchase 15,516 shares of Common Stock for a total consideration of $2,248,980, which funds have been obtained from the working capital of GSCP III Germany, (iv) Stone 2000 purchased 178,733 shares of Common Stock, and received warrants to purchase 19,113 shares of Common Stock for a total consideration of $2,770,366, which funds have been obtained from the working capital of Stone 2000, and (v) Bridge 2000 purchased 119,156 shares of Common Stock, and received warrants to purchase 12,742 shares of Common Stock for a total consideration of $1,846,911, which funds have been obtained from the working capital of Bridge 2000. As a result of these purchases, the Limited Partnerships purchased, in the aggregate, 4,450,000 shares of Common Stock, and received, in the aggregate, warrants to purchase 475,858 shares of Common Stock for a total consideration of $68,975,000 (the "April 2000 Purchases").

          Of the warrants referred to above, the Limited Partnerships have received, in the aggregate, warrants to purchase 5,034,257 shares of Common Stock at an exercise price of $10.00 per share and warrants to purchase 1,366,143 shares of Common Stock at an exercise price of $15.50 per share. The warrant holders may exercise the warrants for an equivalent number of shares of Common Stock when accompanied by payment of the full exercise price. The warrant holders may also exercise the warrants without payment and would be entitled to a number of shares of Common Stock equivalent to
(x) the difference between the aggregate Current Market Price (as defined in the Form of Warrant), less the aggregate exercise price, divided by (y) the Current Market Price of one share of Common Stock. No warrants have been exercised as of June 30, 2000, and accordingly, all warrants are outstanding. All of these warrants expire ten years from the date of issuance. The foregoing description of the warrants is qualified in its entirety by reference to the Form of Warrant, a copy of which is filed as
Exhibit 99.3 hereto, and is incorporated herein by reference.

          On August 10, 2000, the Company effected a 100-for-one stock split of its Common Stock (the "Company Stock Split").

          Between November 14, 2000 and November 30, Goldman Sachs executed several purchases and sales of Common Stock within the ordinary course of business:

          o On November 14, 2000, Goldman Sachs purchased 47,900 shares of Common Stock for a total consideration of $1,051,825.00.

          o On November 14, 2000, Goldman Sachs purchased 25,000 shares of Common Stock for a total consideration of $531,250.00.

          o On November 14, 2000, Goldman Sachs purchased 2,100 shares of Common Stock for a total consideration of $45,412.50.

          o On November 14, 2000, Goldman Sachs purchased 750 shares of Common Stock for a total consideration of $16,078.13.

          o On November 14, 2000, Goldman Sachs sold 50,000 shares of Common Stock for a total consideration of $1,069,390.00.

          o On November 14, 2000, Goldman Sachs sold 25,000 shares of Common Stock for a total consideration of $531,250.00.

          o On November 14, 2000, Goldman Sachs sold 750 shares of Common Stock for a total consideration of $16,078.13.

          o On November 22, 2000, Goldman Sachs purchased 16,200 shares of Common Stock for a total consideration of $273,375.00.

          o On November 22, 2000, Goldman Sachs purchased 2,300 shares of Common Stock for a total consideration of $38,525.00.

          o On November 22, 2000, Goldman Sachs purchased 1,000 shares of Common Stock for a total consideration of $16,600.00.

          o On November 22, 2000, Goldman Sachs sold 18,100 shares of Common Stock for a total consideration of $296,387.50.

          o On November 22, 2000, Goldman Sachs sold 400 shares of Common Stock for a total consideration of $6,600.00.

          o On November 29, 2000, Goldman Sachs purchased 2,000 shares of Common Stock for a total consideration of $39,125.00.

          o On November 30, 2000, Goldman Sachs purchased 500 shares of Common Stock for a total consideration of $9,437.50.

          o On November 30, 2000, Goldman Sachs sold 2,000 shares of Common Stock for a total consideration of $37,750.00.

          o On November 30, 2000, Goldman Sachs sold 500 shares of Common Stock for a total consideration of $9,875.00.

          As a result of the aforementioned trades, Goldman Sachs acquired an additional 1,000 shares of Common Stock. The funds used for all of these trades were obtained from Goldman Sachs' working capital.

          None of the individuals listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii or II-D hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.


ITEM 4.   Purpose of Transaction.
          -----------------------

          In March, 1998, certain of the Limited Partnerships and Constellation Enterprises, Inc. caused the formation of the Company and entered into the Stockholders' Agreement. Upon formation of the Company, certain of the Limited Partnerships owned, in the aggregate, approximately 63% of the outstanding Common Stock of the Company. Pursuant to the terms of the Stockholders' Agreement, as it was amended from time to time, the Limited Partnerships, in addition to the other stockholders of the Company, were required to acquire Common Stock of the Company upon the making by the Company of capital calls. In addition, pursuant to the terms of the Stockholders' Agreement, the Limited Partnerships were entitled to receive, upon each sale of shares of Common Stock of the Company prior to the initial public offering of the Common Stock (the "IPO"), warrants to purchase up to an aggregate maximum of 6,400,400 shares of Common Stock. As set forth in Item 3 and Item 5, as a result of these investments in the Company and the April 2000 Purchases and following the IPO, the Limited Partnerships beneficially owned in the aggregate approximately 41.1% of the Company's Common Stock as of November 21, 2000. The Limited Partnerships acquired their shares for the purpose of obtaining an equity interest in the Company. The shares of Common Stock which may be deemed beneficially owned by Goldman Sachs and GS Group (other than through the Limited Partnerships) were acquired in the ordinary course of business.

          None of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii or II-D hereto has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Three (3) Directors of the Company are currently employed by Goldman Sachs. These three (3) directors of the Company include Richard A. Friedman, Co-Head of Goldman Sachs' Merchant Banking Division, and Head of Goldman Sachs' Principal Investment Area; Douglas F. Londal, Managing Director of Goldman Sachs in the Merchant Banking Division; and Terence M. O'Toole, Managing Director of Goldman Sachs in the Merchant Banking Division. In their capacity as directors, they will participate, and will have the opportunity to vote, on matters that are presented to the board of directors of the Company, including sales of assets, extraordinary corporate transactions, and changes to the Company's capitalization, dividend policy, business or corporate structure.

          Each of the Filing Persons expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filing Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the Filing Persons may purchase additional shares of Common Stock or may sell shares of Common Stock from time to time in public or private transactions, may distribute any of the securities in kind to their partners and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock or other securities. Any such transactions may be effected at any time or from time to time (subject to any applicable limitations imposed on the sale of any of their shares of Common Stock by the Securities Act of 1933, as amended (the "Securities Act"), and, in the case of sales by the Limited Partnerships, subject to the other restrictions described in Item 6). To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii or II-D hereto may make the same evaluation.


ITEM 5.   Interests in Securities of the Issuer.
          -------------------------------------

          (a) As of November 30, 2000, GSCP II beneficially owned, and its sole general partner, GS Advisors, may be deemed to have beneficially owned, an aggregate of 17,950,839 shares of Common Stock, by reason of GSCP II's beneficial ownership of 14,984,097 shares of Common Stock and warrants to purchase 2,966,742 shares of Common Stock, representing in the aggregate approximately 18.7% of the shares of Common Stock reported to be outstanding in the Company's quarterly report on Form 10Q for the period ended September 30, 2000 (the "10Q").

          As of November 30, 2000, GSCP II Offshore beneficially owned, and its sole general partner, GS Advisors II may be deemed to have beneficially owned, an aggregate of 7,136,196 shares of Common Stock, by reason of GSCP II Offshore's beneficial ownership of 5,956,795 shares of Common Stock and warrants to purchase 1,179,401 shares of Common Stock, representing in the aggregate approximately 7.6% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, GS II Germany beneficially owned an aggregate of 662,112 shares of Common Stock, by reason of GSCP II Germany's beneficial ownership of 552,685 shares of Common Stock and warrants to purchase 109,427 shares of Common Stock representing in the aggregate approximately 0.7% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, Stone 1998 beneficially owned an aggregate of 925,335 shares of Common Stock, by reason of Stone 1998's beneficial ownership of 773,101 shares of Common Stock and warrants to purchase 152,234 shares of Common Stock representing in the aggregate approximately 1.0% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, Bridge 1998 beneficially owned an aggregate of 279,267 shares of Common Stock, by reason of Bridge 1998's beneficial ownership of 233,322 shares of Common Stock and warrants to purchase 45,945 shares of Common Stock representing in the aggregate approximately 0.3% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, GSCP III beneficially owned, and its sole general partner, GS Advisors III may be deemed to have beneficially owned, an aggregate of 10,242,359 shares of Common Stock, by reason of GSCP III's beneficial ownership of 8,796,383 shares of Common Stock and warrants to purchase 1,445,976 shares of Common Stock representing in the aggregate approximately 10.8% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, GSCP III Offshore beneficially owned, and its sole general partner, GS Advisors III, may be deemed to have beneficially owned, an aggregate of 2,815,747 shares of Common Stock, by reason of GSCP III Offshore's beneficial ownership of 2,418,232 shares of Common Stock and warrants to purchase 397,515 shares of Common Stock, representing in the aggregate approximately 3.0% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, GSCP III Germany beneficially owned an aggregate of 472,839 shares of Common Stock, by reason of GSCP III Germany's beneficial ownership of 406,086 shares of Common Stock and warrants to purchase 66,753 shares of Common Stock, representing in the aggregate approximately 0.5% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, Stone 2000 beneficially owned, and its sole general partner, Stone 2000 L.L.C. may be deemed to have beneficially owned, an aggregate of 219,423.2 shares of Common Stock, by reason of Stone 2000's beneficial ownership of 197,579 shares of Common Stock and warrants to purchase 21,844.2 shares of Common Stock, representing in the aggregate approximately 0.2% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, Bridge 2000 beneficially owned, and its sole general partner, Bridge 2000 L.L.C., may be deemed to have beneficially owned, an aggregate of 146,282.8 shares of Common Stock, by reason of Bridge 2000's beneficial ownership of 131,720 shares of Common Stock and warrants to purchase 14,562.8 shares of Common Stock, representing in the aggregate approximately 0.2% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, GS oHG may be deemed to have beneficially owned, an aggregate of 958,771 shares of Common Stock and warrants to purchase 176,180 shares of Common Stock, representing in the aggregate approximately 1.2% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, Stone 1998 LLC may be deemed to have beneficially owned, an aggregate of 1,006,423 shares of Common Stock and warrants to purchase 198,179 shares of Common Stock, representing in the aggregate, approximately 1.3% of the shares of Common Stock reported to be outstanding in the 10Q.

          As of November 30, 2000, each of Goldman Sachs and GS Group may be deemed to have beneficially owned, an aggregate of 40,851,400 shares of Common Stock, representing in the aggregate approximately 41.1% of the shares of Common Stock reported to be outstanding as of November 30, 2000 by the Company, consisting of (i) 40,850,400 shares of Common Stock beneficially owned by the Limited Partnerships as described above, and (ii) 1,000 shares of Common Stock acquired by Goldman Sachs in ordinary trading activities.

          GS Group and Goldman Sachs each disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than GS Group, Goldman Sachs or their affiliates.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C or II-D hereto beneficially owns any shares of Common Stock as of November 30, 2000, other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 2 through 20 above.

          (c) Schedule IV sets forth transactions in the Common Stock which have been effected during the period from October 1, 2000 through November 30, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected on The New York Stock Exchange, Inc. The total consideration (exclusive of commissions) for the shares of Common Stock purchased during this period was approximately $2,011,689.

          Except as set forth on Schedule IV, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii and II-D hereto, during the period from October 1, 2000 through November 30, 2000.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

Stockholders' Agreement
-----------------------

          The Stockholders' Agreement provides that the Company's certificate of incorporation and bylaws are to provide for indemnification, advancement of expenses and limitation of the personal liability of the Company's directors to the fullest extent permitted by law, and that such provisions may not be amended, repealed or otherwise modified in any manner adverse to any director until at least six years from the closing of the IPO. In addition, pursuant to the Stockholders' Agreement, all transactions between the Company and any of its stockholders or their affiliates shall occur only after arms-length negotiations which result in market-based price, terms and conditions, which provision shall survive the closing of the IPO. The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, a copy of which is filed as Exhibit 99.2 hereto, and is incorporated herein by reference.

Underwriting Agreement
----------------------

          In connection with the IPO, an Underwriting Agreement, dated November 13, 2000 (the "Underwriting Agreement"), was entered into by the Company, Constellation Operating Services, Inc., Constellation Enterprises, Inc. and Goldman Sachs, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporation, as representatives of the underwriters listed in Schedule I thereto (the "Underwriters"). The Underwriting
Agreement provides for (i) the Company to issue and sell to the Underwriters an aggregate of 24,279,032 shares of Common Stock and the Underwriters to receive option to purchase up to an additional 4,125,000 shares of Common Stock and (ii) the stockholders of the Company named in
Schedule  II  thereto  (the   "Selling   Stockholders")   to  sell  to  the
Underwriters an aggregate of 3,220,968 shares of Common Stock, with each Selling Stockholder selling the number of shares of Common Stock indicated in Schedule II thereto. The initial public offering price in the IPO was $20.00 per share. Under the Underwriting Agreement, the Underwriters purchased the Common Stock net of an underwriting discount of $1.25 per share. The Underwriting Agreement contains standard terms and conditions for public offerings, including customary representations and warranties and indemnity provisions. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 99.4 hereto, and is incorporated herein by reference.

Lock-Up Agreement
-----------------

          In connection with the IPO, pursuant to a letter agreement dated November 17, 2000 (the "Lock-Up Agreement") each of the Limited Partnerships has agreed that, during the period beginning on the date of the final prospectus (November 13, 2000) and continuing to and including the date 180 days thereafter, the Limited Partnerships will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock or any securities convertible into, exchangeable for or which represent the right to receive shares of Common Stock, other than by making certain types of gifts meeting conditions pre-defined in the Lock-Up Agreement. The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is filed as Exhibit
99.5 hereto, and is incorporated herein by reference.

Certificate of Incorporation
----------------------------

          Pursuant to the Company's Amended and Restated Certificate of Incorporation, (the "Certificate of Incorporation"), so long as affiliates of Goldman Sachs own 5% or more of the Company's outstanding voting securities or exercise a "controlling influence" over the Company (within the meaning of the Public Utility Holding Company Act "PUHCA"), the Company may not without the prior written consent of Goldman Sachs acquire, directly or indirectly, any of the voting securities of, and will not become, a "public-utility company", or an "affiliate" or a "subsidiary company" or a "holding company" (as those terms are defined in PUHCA) with respect to any such public utility company, and the Company will not become a "public utility" (as such term is defined in the Federal Power Act ("FPA")), in each case so long as PUHCA and/or the FPA are in effect and so long as acquiring any such securities or becoming any of the entities identified above imposes material regulatory or other restrictions on the Company, Goldman Sachs or its affiliates, or any other stockholder. The Certificate of Incorporation, however, does not in any way restrict or prohibit the Company from becoming, or require the prior written consent of Goldman Sachs for the Company to become, a "public-utility" under the FPA solely by reason of the Company's (1) ownership of any "exempt wholesale generator" (as such term is defined in PUHCA) or any "qualifying facility" (as such term is defined in the Public Utility Regulatory Policies Act of
1978), (2) authority to directly or through an affiliate or subsidiary market or broker wholesale power including related services or (3) ownership of electric transmission facilities relating to an exempt wholesale generator or qualifying facility, that is subject to the FPA, or from making other necessary filings to effectuate the acquisition of electric generating assets located in the United States or Canada not otherwise prohibited by this provision of the Certificate of Incorporation. This provision may not be amended, modified or repealed without the prior written consent of Goldman Sachs and its affiliates for as long as Goldman Sachs and its affiliates own 5% or more of the Company's outstanding voting securities or exercise a "controlling influence" over the Company within the meaning of PUHCA. The foregoing description of the Certificate of Incorporation is qualified in its entirety by reference to the Certificate of Incorporation, a copy of which is filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed on October 27, 2000, and is incorporated herein by reference.

November Agreement
------------------

          Pursuant to an agreement dated November 13, 2000 (the "November Agreement"), by and among the Company the Limited Partnerships, if Goldman Sachs Entities (as defined in the November Agreement) are no longer in the aggregate a controlling shareholder in the Company but still own 5% or more of the Company's outstanding securities, and the Company wishes to engage in any activities that will subject the Company to regulation under PUHCA and which are prohibited under the Certificate of Incorporation without the consent of Goldman Sachs Entities, Goldman Sachs Entities will negotiate in good faith with the Company to structure the transaction or its ownership interest in the Company so as to avoid material regulatory or other restrictions on the Company or Goldman Sachs Entities. The foregoing description of the November Agreement is qualified in its entirety by reference to the November Agreement, a copy of which is filed as Exhibit
99.6 hereto, and is incorporated herein by reference.

Registration Rights Agreement
-----------------------------

          Pursuant to an Amended and Restated Registration Rights Agreement, dated April 26, 2000 (the "Registration Rights Agreement"), by and among the Company, Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GSCP II Germany and as nominee for GSCP III Germany, Stone 1998, Bridge 1998, Stone 2000, and Bridge 2000, Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation and Tokyo Electric Power Company International B.V.; each of GSCP II and affiliated investment partnerships, Constellation Enterprises, Constellation Operating Services, certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International has been granted registration rights by the Company pursuant to which each stockholder may require the Company from time to time after the expiration of six months from this offering, to register their shares of Common Stock for sale to the public under the Securities Act. In addition, each of the Company's stockholders has piggyback registration rights that allow them to include their shares of Common Stock in registration statements initiated by the Company. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration statement. The foregoing description of the Registration Rights Agreement, is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 99.7 hereto, and is incorporated herein by reference.

          Except as described herein, none of the Filing Persons or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii, II-C-i, II-C-ii or II-D hereto is a party to any contract arrangement, understanding or relationship with respect to the securities of the Company.


ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 99.1 Joint Filing Agreement, dated as of December 11, 2000, among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GS Capital Partners II, L.P., GS Advisors, L.L.C., GS Capital Partners II Offshore, L.P., GS Advisors II, L.L.C., GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability), GS Capital Partners III Germany Civil Law Partnership (with limitation of liability), Goldman, Sachs & Co. oHG, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street 1998, L.L.C., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., GS Advisors III, L.L.C., Stone Street Fund 2000, L.P., Stone Street 2000, L.L.C., Bridge Street Special Opportunities Fund 2000, L.P., Bridge Street Special Opportunities 2000, L.L.C.

Exhibit 99.2 Third Amended and Restated Stockholders' Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P., GS Capital Partners III, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners III, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners III Offshore, Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership and as nominee for GS Capital Partners III Germany Civil Law Partnership, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P. and Bridge Street Fund 2000, L.P., Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation, and Tokyo Electric Power Company International B.V.

Exhibit 99.3   Form of Warrant.

Exhibit 99.4 Underwriting Agreement dated November 13, 2000, among Orion Power Holdings, Inc., Constellation Operating Services, Inc., Constellation Enterprises Inc. and Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as the representatives of the Underwriters named in Schedule I thereto.

Exhibit 99.5 Lock-Up Agreement dated November 17, 2000, among GS Capital Partners III, L.P, GS Capital Partners II, L.P., GS Capital Partners III Offshore, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs, Gmbh, Goldman, Sachs & Co. Verwaltungs, Gmbh, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P., Bridge Street Special Opportunities Fund 2000, L.P.

Exhibit 99.6 Agreement dated November 13, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership, and as nominee for GS Capital Partners III Germany Civil Law Partnership, GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Bridge Street Fund 1998, L.P., Bridge Street Special Opportunities 2000, L.P., Stone Street Fund 1998, L.P., and Stone Street Fund 2000, L.P.

Exhibit 99.7 Amended and Restated Registration Rights Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership, and as nominee for GS Capital Partners III Germany Civil Law Partnership, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P., and Bridge Street Special Opportunities 2000, L.P., Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation and Tokyo Electric Power Company International B.V.

Exhibit 99.8 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 99.9 Power of Attorney, dated December 8, 2000, relating to Goldman Sachs & Co.

Exhibit 99.10 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners II, L.P.

Exhibit 99.11 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C.

Exhibit 99.12 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners II Offshore, L.P.

Exhibit 99.13 Power of Attorney, dated February 1, 2000, relating to GS Advisors II, L.L.C.

Exhibit 99.14 Power of Attorney, dated November 5, 2000, relating to GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)

Exhibit 99.15 Power of Attorney, dated October 7, 1999 relating to GS Capital Partners III Germany Civil Law Partnership (with limitation of liability)

Exhibit 99.16 Power of Attorney, dated March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.17 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 99.18 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.19 Power of Attorney, dated December 16, 1999, relating to Stone Street 1998, L.L.C.

Exhibit 99.20 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III, L.P.

Exhibit 99.21 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.22 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 99.23 Power of Attorney, dated March 20, 2000, relating to Stone Street Fund 2000, L.P.

Exhibit 99.24 Power of Attorney, dated March 20, 2000, relating to Stone Street 2000, L.L.C.

Exhibit 99.25 Power of Attorney, dated December 6, 2000, relating to Bridge Street Special Opportunities Fund 2000, L.P.

Exhibit 99.26 Power of Attorney, dated December 6, 2000, relating to Bridge Street Special Opportunities 2000, L.L.C.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 11, 2000


                                              THE GOLDMAN SACHS GROUP, INC.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GOLDMAN, SACHS & CO.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS CAPITAL PARTNERS II, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS ADVISORS, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact

                                              GS CAPITAL PARTNERS II
                                              OFFSHORE, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS ADVISORS II, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS CAPITAL PARTNERS II
                                              (GERMANY) CIVIL LAW PARTNERSHIP
                                              (with limitation of liability)

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS CAPITAL PARTNERS III
                                              GERMANY CIVIL LAW PARTNERSHIP
                                              (with limitation of liability)

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact

                                              GOLDMAN, SACHS & CO. oHG

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              STONE STREET FUND 1998, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              BRIDGE STREET FUND 1998, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              STONE STREET 1998, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS CAPITAL PARTNERS III, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact

                                              GS CAPITAL PARTNERS III
                                              OFFSHORE, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              GS ADVISORS III, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              STONE STREET FUND 2000, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              STONE STREET 2000, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              BRIDGE STREET SPECIAL
                                              OPPORTUNITIES FUND 2000, L.P.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact

                                              BRIDGE STREET SPECIAL
                                              OPPORTUNITIES 2000, L.L.C.

                                              By:  /s/ Hans L. Reich
                                                 --------------------------
                                                 Name:  Hans L. Reich
                                                 Title: Attorney-in-fact


                                              Date:  December 11, 2000
                                                   ------------------------

                                  EXHIBITS


Exhibit 99.1 Joint Filing Agreement, dated as of December 11, 2000, among The Goldman Sachs Group, Inc., Goldman, Sachs & Co., GS Capital Partners II, L.P., GS Advisors, L.L.C., GS Capital Partners II Offshore, L.P., GS Advisors II, L.L.C., GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability), GS Capital Partners III Germany Civil Law Partnership (with limitation of liability), Goldman, Sachs & Co. oHG, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street 1998, L.L.C., GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., GS Advisors III, L.L.C., Stone Street Fund 2000, L.P., Stone Street 2000, L.L.C., Bridge Street Special Opportunities Fund 2000, L.P., Bridge Street Special Opportunities 2000, L.L.C.

Exhibit 99.2 Third Amended and Restated Stockholders' Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P., GS Capital Partners III, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners III, L.P., GS Capital Partners II Offshore, L.P., GS Capital Partners III Offshore, Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership and as nominee for GS Capital Partners III Germany Civil Law Partnership, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P. and Bridge Street Fund 2000, L.P., Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating
               Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation, and Tokyo Electric Power Company International B.V.

Exhibit 99.3   Form of Warrant.

Exhibit 99.4 Underwriting Agreement dated November 13, 2000, among Orion Power Holdings, Inc., Constellation Operating Services, Inc., Constellation Enterprises Inc. and Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated as the representatives of the Underwriters named in Schedule I thereto.

Exhibit 99.5 Lock-Up Agreement dated November 17, 2000, among GS Capital Partners III, L.P, GS Capital Partners II, L.P., GS Capital Partners III Offshore, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs, Gmbh, Goldman, Sachs & Co. Verwaltungs, Gmbh, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P., Bridge Street Special Opportunities Fund 2000, L.P.

Exhibit 99.6 Agreement dated November 13, 2000, by and among Orion Power Holdings, Inc., GS Capital Partners II, L.P., GS Capital Partners II Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership, and as nominee for GS Capital Partners III Germany Civil Law Partnership, GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Bridge Street Fund 1998, L.P., Bridge Street Special Opportunities 2000, L.P., Stone Street Fund 1998, L.P., and Stone Street Fund 2000, L.P.

Exhibit 99.7 Amended and Restated Registration Rights Agreement, dated April 26, 2000, by and among Orion Power Holdings, Inc., Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners II (Germany) Civil Law Partnership, and as nominee for GS Capital Partners III Germany Civil Law Partnership, Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 2000, L.P., and Bridge Street Special Opportunities 2000, L.P., Constellation Enterprises, Inc., Constellation Operating Services, Inc., Diamond Generating Corporation, Diamond Cayman, Inc., Mitsubishi International Corporation and Tokyo Electric Power Company International B.V.

Exhibit 99.8 Power of Attorney, dated December 8, 2000, relating to The Goldman Sachs Group, Inc.

Exhibit 99.9 Power of Attorney, dated December 8, 2000, relating to Goldman Sachs & Co.

Exhibit 99.10 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners II, L.P.

Exhibit 99.11 Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C.

Exhibit 99.12 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners II Offshore, L.P.

Exhibit 99.13 Power of Attorney, dated February 1, 2000, relating to GS Advisors II, L.L.C.

Exhibit 99.14 Power of Attorney, dated November 5, 2000, relating to GS Capital Partners II (Germany) Civil Law Partnership (with limitation of liability)

Exhibit 99.15 Power of Attorney, dated October 7, 1999 relating to GS Capital Partners III Germany Civil Law Partnership (with limitation of liability)

Exhibit 99.16 Power of Attorney, dated March 28, 2000, relating to Goldman, Sachs & Co. oHG.

Exhibit 99.17 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1998, L.P.

Exhibit 99.18 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1998, L.P.

Exhibit 99.19 Power of Attorney, dated December 16, 1999, relating to Stone Street 1998, L.L.C.

Exhibit 99.20 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III, L.P.

Exhibit 99.21 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners III Offshore, L.P.

Exhibit 99.22 Power of Attorney, dated January 21, 2000, relating to GS Advisors III, L.L.C.

Exhibit 99.23 Power of Attorney, dated March 20, 2000, relating to Stone Street Fund 2000, L.P.

Exhibit 99.24 Power of Attorney, dated March 20, 2000, relating to Stone Street 2000, L.L.C.

Exhibit 99.25 Power of Attorney, dated December 6, 2000, relating to Bridge Street Special Opportunities Fund 2000, L.P.

Exhibit 99.26 Power of Attorney, dated December 6, 2000, relating to Bridge Street Special Opportunities 2000, L.L.C.

                                                SCHEDULE I
                                                ----------

              The name of each director of The Goldman Sachs Group, Inc. is set forth below.

              The business address of each person listed below except  John L. Thornton,  Sir John Browne,
         James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY  10004.  The
         business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England.  The business address of Sir John Browne is  BP Amoco plc,  Brittanic House,  1 Finsbury Circus,  London  EC2M,
         England.  The business address of  James A. Johnson  is  Fannie Mae,  3900 Wisconsin  Avenue  NW,
         Washington, D.C.  20016.  The business address of  John H. Bryan  is  Three First National Plaza,
         Chicago,  IL  60602-4260.  The business address of  Ruth J. Simmons  is  Office of the President,
         Smith College, College  Hall  Room 20,  Northhampton, MA  01063.

              Each person is a citizen of the United States of America except for Sir John Browne,  who is a citizen of the  United Kingdom.  The present principal occupation or  employment of each of the listed persons is set forth below.

         Name                    Present Principal Occupation
         -------------------------------------------------------------------------------------------------
         Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of  The Goldman Sachs Group, Inc.

         Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

         John A. Thain           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         John L. Thornton        President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         Sir John Browne         Group Chief Executive of BP Amoco plc

         James A. Johnson        Chairman of the Executive Committee of the Board of Fannie Mae

         John H. Bryan           Chairman and Chief Executive Officer of Sara Lee Corporation

         Ruth J. Simmons         President of Smith College

         John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.


                                           Page xx of xx pages

                              SCHEDULE II-A-i
                              ---------------

          The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P., the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P. and the name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Xiang-Dong Yang, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, Xiang-Dong Yang and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall
A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     President                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Gene T. Sykes                           Vice President                         Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Richard S. Sharp                        Vice President                         Managing Director of Goldman Sachs International

 Esta E. Stecher                         Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 Sanjeev K. Mehra                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Muneer A. Satter                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Antoine L. Schwartz                     Vice President                         Managing Director of Goldman Sachs International

 Steven M. Bunson                        Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Patrick E. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Dan H. Jester                           Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Hughes B. Lepic                         Vice President                         Managing Director of Goldman Sachs International

 Russell E. Makowsky                     Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Sarah G. Smith                          Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Randall A. Blumenthal                   Vice President                         Managing Director of Goldman, Sachs & Co.

 Syaru (Shirley) Lin                     Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Douglas F. Londal                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Stephen S. Trevor                       Vice President                         Managing Director of Goldman Sachs International

 Xiang-Dong Yang                         Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Peter Schiefer                          Vice President                         Vice President of Goldman Sachs International

 Abraham Bleiberg                        Vice President                         Vice President of Goldman, Sachs & Co.

 Joseph P. DiSabato                      Vice President                         Vice President of Goldman, Sachs & Co.

 Robert R. Gheewalla                     Vice President                         Vice President of Goldman, Sachs & Co.

 Ronald H. Jacobe                        Vice President                         Vice President of Goldman, Sachs & Co.

 Atul Kapur                              Vice President                         Vice President of Goldman Sachs International

 Michel A. Plantevin                     Vice President                         Vice President of Goldman Sachs International

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Mary Nee                                Vice President                         Vice President of Goldman Sachs (Asia) L.L.C.

 Katherine L. Nissenbaum                 Vice President/Assistant Secretary     Vice President of Goldman, Sachs & Co.

 Ulrika Werdelin                         Vice President                         Vice President of Goldman Sachs International


                                           Page xx of xx pages

                                          SCHEDULE II-A-ii
                                          ----------------

     The name and  principal occupation of each member of the  Principal Investment Area Investment Committee of
Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C.,  GS
Advisors II, L.L.C. and GS Advisors III, L.L.C., are set forth below.

     The  business  address for  each member  listed  below  except  Gene T. Sykes,  Richard S. Sharp,  Barry S.
Volpert,  Scott B. Kapnick and Antoine L. Schwartz is  85 Broad Street, New York, New York  10004.  The business address of  Gene T. Sykes is  2765 Sand Hill Road,  Menlo Park,  CA  94025.  The business  address of Richard S.
Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

     All  members listed  below except  Richard S. Sharp,  Sanjeev K. Mehra and  Antoine L. Schwartz are  United
States citizens.  Richard S. Sharp is a citizen of the  United Kingdom,  Sanjeev K. Mehra is a citizen of  India and Antoine L. Schwartz is a citizen of France.

Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Robin Neustein                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                           Managing Director of Goldman, Sachs & Co.

Henry Cornell                           Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                        Managing Director of Goldman Sachs International

Barry S. Volpert                        Managing Director of Goldman Sachs International

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                        Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick                        Managing Director of Goldman Sachs International

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz                     Managing Director of Goldman Sachs International


                                        Page xx of xx pages

                                           SCHEDULE II-B-i
                                           ---------------

     The name,  position and present  principal occupation of each executive officer of  Stone Street 1998, L.L.C., the sole general  partner of  Stone Street Fund 1998, L.P. and the  managing general partner of  Bridge Street Fund
1998, L.P., and the name, position and present principal occupation of each executive officer of Stone Street 2000,
L.L.C., the sole general partner of Stone Street Fund 2000, L.P., are set forth below.

         The  business address for all the executive officers listed below except Gene T. Sykes,  Richard S. Sharp,
Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic,  Randall A. Blumenthal,  Syaru (Shirley) Lin,  Stephen S.
Trevor,  Xiang-Dong Yang, Peter Schiefer,  Atul Kapur, Michel A. Plantevin,  Mary Nee  and  Ulrika Werdelin is  85
Broad Street,  New York,  New York  10004.  The business address of  Richard S. Sharp, Barry S. Volpert, Antoine L.
Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur,  Michel A. Plantevin and Ulrika Werdelin
is 133 Fleet Street, London EC4A 2BB, England.  The business address of  Syaru (Shirley) Lin,  Xiang-Dong Yang  and
Mary Nee is  Cheung Kong Center,  68th Floor,  2 Queens Road,  Central, Hong Kong.  The business address of Gene T.
Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA  94025.

         All executive officers listed below are United States citizens except  Richard S. Sharp, Sanjeev K. Mehra,
Antoine L. Schwartz,  Patrick E. Mulvihill,  Hughes B. Lepic,  Xiang-Dong Yang,  Peter Schiefer,  Abraham Bleiberg,
Atul Kapur,  Michel A. Plantevin,  and  Ulrika Werdelin.  Richard S. Sharp  is a  citizen of  the  United Kingdom.
Sanjeev K. Mehra  and  Atul Kapur  are  citizens of  India.  Antoine L. Schwartz,  Hughes B. Lepic  and  Michel A.
Plantevin are  citizens of France.  Patrick E. Mulvihill is a citizen of Ireland.  Xiang-Dong Yang is a  citizen of the  Peoples' Republic of China.  Peter Schiefer is a citizen of Germany.  Abraham Bleiberg is a citizen of Mexico.
Ulrika Werdelin is a citizen of Sweden.

Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------
 Peter M. Sacerdote                      Chairman/President                     Advisory Director of Goldman, Sachs & Co.

 Peter G. Sachs                          Vice President                         Senior Director of The Goldman Sachs Group, Inc.

 Richard A. Friedman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Gene T. Sykes                           Vice President                         Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Richard S. Sharp                        Vice President                         Managing Director of Goldman Sachs International

 Esta E. Stecher                         Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 Sanjeev K. Mehra                        Vice President/Treasurer               Managing Director of Goldman, Sachs & Co.

 Muneer A. Satter                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Antoine L. Schwartz                     Vice President                         Managing Director of Goldman Sachs International

 Steven M. Bunson                        Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Vice President                         Managing Director of Goldman, Sachs & Co.

 Patrick E. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David J. Greenwald                      Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Hughes B. Lepic                         Vice President                         Managing Director of Goldman Sachs International

 Russell E. Makowsky                     Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Sarah G. Smith                          Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Randall A. Blumenthal                   Vice President                         Managing Director of Goldman, Sachs & Co.

 Syaru (Shirley) Lin                     Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Douglas F. Londal                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Stephen S. Trevor                       Vice President                         Managing Director of Goldman Sachs International

 Xiang-Dong Yang                         Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Peter Schiefer                          Vice President                         Vice President of Goldman Sachs International

 Abraham Bleiberg                        Vice President                         Vice President of Goldman, Sachs & Co.

 Joseph P. DiSabato                      Vice President                         Vice President of Goldman, Sachs & Co.

 Robert R. Gheewalla                     Vice President                         Vice President of Goldman, Sachs & Co.

 Ronald H. Jacobe                        Vice President                         Vice President of Goldman, Sachs & Co.

 Atul Kapur                              Vice President                         Vice President of Goldman Sachs International

 Michel A. Plantevin                     Vice President                         Vice President of Goldman Sachs International

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Mary Nee                                Vice President                         Vice President of Goldman Sachs (Asia) L.L.C.

 Katherine L. Nissenbaum                 Vice President/Assistant Secretary     Vice President of Goldman, Sachs & Co.

 Richard J. Stingi                       Vice President                         Vice President of Goldman, Sachs & Co.

 Ulrika Werdelin                         Vice President                         Vice President of Goldman Sachs International


                                        Page xx of xx pages

                                          SCHEDULE II-B-ii
                                          ----------------

     The name and  principal occupation of each member of the  Stone  Street  Investment  Committee of  Goldman,
Sachs & Co.,  which exercises the authority of  Goldman, Sachs & Co. in managing  Stone Street 1998, L.L.C.  and
Stone Street 2000, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York  10004.

     All members listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.

Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.


                                        Page xx of xx pages

                                            SCHEDULE II-C-i
                                            ---------------

     The name,  position and present  principal  occupation of  each executive  officer of  Bridge  Street  Special
Opportunities 2000, L.L.C.,  the sole general partner of  Bridge Street Special Opportunities Fund 2000, L.P.,  are
set forth below.

         The  business address for all the executive officers listed below except Gene T. Sykes,  Richard S. Sharp,
Barry S. Volpert,  Antoine L. Schwartz,  Hughes B. Lepic,  Randall A. Blumenthal,  Syaru (Shirley) Lin,  Stephen S.
Trevor,  Xiang-Dong Yang, Peter Schiefer,  Atul Kapur, Michel A. Plantevin,  Mary Nee  and  Ulrika Werdelin is  85
Broad Street,  New York,  New York  10004.  The business address of  Richard S. Sharp, Barry S. Volpert, Antoine L.
Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur,  Michel A. Plantevin and Ulrika Werdelin
is 133 Fleet Street, London EC4A 2BB, England.  The business address of  Syaru (Shirley) Lin,  Xiang-Dong Yang  and
Mary Nee is  Cheung Kong Center,  68th Floor,  2 Queens Road,  Central, Hong Kong.  The business address of Gene T.
Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA  94025.

         All executive officers listed below are United States citizens except  Richard S. Sharp, Sanjeev K. Mehra,
Antoine L. Schwartz,  Patrick E. Mulvihill,  Hughes B. Lepic,  Xiang-Dong Yang,  Peter Schiefer,  Abraham Bleiberg,
Atul Kapur,  Michel A. Plantevin,  and  Ulrika Werdelin.  Richard S. Sharp  is a  citizen of  the  United Kingdom.
Sanjeev K. Mehra  and  Atul Kapur  are  citizens of  India.  Antoine L. Schwartz,  Hughes B. Lepic  and  Michel A.
Plantevin are  citizens of France.  Patrick E. Mulvihill is a citizen of Ireland.  Xiang-Dong Yang is a  citizen of the  Peoples' Republic of China.  Peter Schiefer is a citizen of Germany.  Abraham Bleiberg is a citizen of Mexico.
Ulrika Werdelin is a citizen of Sweden.

Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------
 John A. Thain                           Chairman/President                     Managing Director of Goldman, Sachs & Co.

 Peter M. Sacerdote                      Vice President                         Advisory Director of Goldman, Sachs & Co.

 Peter G. Sachs                          Vice President                         Senior Director of The Goldman Sachs Group, Inc.

 Daniel M. Neidich                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Richard A. Friedman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Robin Neustein                          Vice President                         Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Gene T. Sykes                           Vice President                         Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Vice President/Treasurer               Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Steven T. Mnuchin                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Richard S. Sharp                        Vice President                         Managing Director of Goldman Sachs International

 Esta E. Stecher                         Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 Sanjeev K. Mehra                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Muneer A. Satter                        Vice President                         Managing Director of Goldman, Sachs & Co.

 Antoine L. Schwartz                     Vice President                         Managing Director of Goldman Sachs International

 Steven M. Bunson                        Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Vice President                         Managing Director of Goldman, Sachs & Co.

 Patrick E. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David J. Greenwald                      Vice President/Assistant Secretary     Managing Director of Goldman, Sachs & Co.

 Hughes B. Lepic                         Vice President                         Managing Director of Goldman Sachs International

 Russell E. Makowsky                     Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Sarah G. Smith                          Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Randall A. Blumenthal                   Vice President                         Managing Director of Goldman, Sachs & Co.

 Syaru (Shirley) Lin                     Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Douglas F. Londal                       Vice President                         Managing Director of Goldman, Sachs & Co.

 Stephen S. Trevor                       Vice President                         Managing Director of Goldman Sachs International

 Xiang-Dong Yang                         Vice President                         Managing Director of Goldman Sachs (Asia) L.L.C.

 Peter Schiefer                          Vice President                         Vice President of Goldman Sachs International

 Abraham Bleiberg                        Vice President                         Vice President of Goldman, Sachs & Co.

 Joseph P. DiSabato                      Vice President                         Vice President of Goldman, Sachs & Co.

 Robert R. Gheewalla                     Vice President                         Vice President of Goldman, Sachs & Co.

 Ronald H. Jacobe                        Vice President                         Vice President of Goldman, Sachs & Co.

 Atul Kapur                              Vice President                         Vice President of Goldman Sachs International

 Michel A. Plantevin                     Vice President                         Vice President of Goldman Sachs International

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Mary Nee                                Vice President                         Vice President of Goldman Sachs (Asia) L.L.C.

 Katherine L. Nissenbaum                 Vice President/Assistant Secretary     Vice President of Goldman, Sachs & Co.

 Richard J. Stingi                       Vice President                         Vice President of Goldman, Sachs & Co.

 Ulrika Werdelin                         Vice President                         Vice President of Goldman Sachs International


                                        Page xx of xx pages

                                          SCHEDULE II-C-ii
                                          ----------------

     The name and  principal occupation of each  member of the  Bridge  Street Special  Opportunities Investment
Committee of  Goldman, Sachs & Co.,  which  exercises the authority of  Goldman, Sachs & Co. in managing  Bridge
Street Special Opportunities 2000, L.L.C., are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York  10004.

     All members listed below are United States citizens.

 Name                                   Present Principal Occupation
------------------------------------------------------------------------------------------------------------

 John A. Thain                          Managing Director of Goldman, Sachs & Co.

 Peter M. Sacerdote                     Advisory Director of Goldman, Sachs & Co.

 Daniel M. Neidich                      Managing Director of Goldman, Sachs & Co.

 Richard A. Friedman                    Managing Director of Goldman, Sachs & Co.

 Robin Neustein                         Managing Director of Goldman, Sachs & Co.

 David A. Viniar                        Managing Director of Goldman, Sachs & Co.

 Steven T. Mnuchin                      Managing Director of Goldman, Sachs & Co.


                                        Page xx of xx pages

                                              SCHEDULE II-D
                                              -------------

     The name, position and  present principal occupation of each  executive officer and  director of  Goldman,
Sachs & Co. Finanz GmbH  which is the sole managing general partner of  Goldman, Sachs & Co. oHG  are set forth below.

     The  business address for each of the  executive officers and  directors listed  below is MesseTurm, 60308
Frankfurt am Main, Germany.

     Of the directors and executive officers listed below,  Stefan J. Jentzsch, Timothy C. Plaut and  Alexander
C. Dibelius are citizens of Germany,  Daniel W. Stanton is a citizen of the United States and  Jonathan S. King is a citizen of the United Kingdom.

Name                                    Position                               Present Principal Occupation
-----------------------------------------------------------------------------------------------------------

Stefan J. Jentzsch                      Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Jonathan S. King                        Managing Director                       Executive Director of Goldman, Sachs & Co. oHG

Timothy C. Plaut                        Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Daniel W. Stanton                       Managing Director                       Managing Director of Goldman, Sachs & Co. oHG

Alexander C. Dibelius                   Managing Director                       Managing Director of Goldman, Sachs & Co. oHG


                                           Page xx of xx pages

                                  SCHEDULE III
                                  ------------



     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

                                  SCHEDULE IV
                                  -------------
                           Orion Power Holdings, Inc.
                               Cusip No. 686286105

      Purchases     Sales        Price    Trade Date  Settlement Date
--------------------------------------------------------------------------------
        2,000                   19.5625    29-Nov-00    4-Dec-00
                    2,000       18.8750    30-Nov-00    5-Dec-00
                      500       19.7500    29-Nov-00    4-Dec-00
          500                   18.8750    30-Nov-00    5-Dec-00
       47,900                   21.7500    14-Nov-00   17-Nov-00
        2,100                   21.6250    14-Nov-00   17-Nov-00
                   50,000       21.3878    14-Nov-00   17-Nov-00
        1,000                   16.6000    22-Nov-00   28-Nov-00
          750                   21.5000    14-Nov-00   17-Nov-00
                      750       21.4375    14-Nov-00   17-Nov-00
                   25,000       21.2500    14-Nov-00   17-Nov-00
       25,000                   21.2500    14-Nov-00   17-Nov-00
                      400       16.5000    22-Nov-00   28-Nov-00
                   18,100       16.3750    22-Nov-00   28-Nov-00
       16,200                   16.8750    22-Nov-00   28-Nov-00
        2,300                   16.7500    22-Nov-00   28-Nov-00
